UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Press Release

Highlights

The main figures of Bradesco in the first half of 2013 are presented below:

1.    Adjusted Net Income(1) for the first half of 2013 stood at R$5.921 billion (a 3.7% increase compared to the R$5.712 billion recorded in the same period of the previous year), corresponding to earnings per share of R$2.79 in the last 12 months, and Return on Average Adjusted Shareholders’ Equity(2) of 18.8%.

2.   Adjusted Net Income is composed of R$4.060 billion from financial activities, representing 68.6% of the total, and R$1.861 billion from insurance, pension plan and capitalization bond operations, which accounted for 31.4%.

3.  On June 30, 2013, Bradesco’s market capitalization stood at R$124.716 billion(3), up 18.9% over the same period in 2012. As of May 2013, Bradesco common shares compose the Ibovespa index.

4.  Total Assets stood at R$896.697 billion in June 2013, an 8.0% increase over the same period in 2012. Return on Total Average Assets was 1.3%.

5.  The Expanded Loan Portfolio(4) stood at R$402.517 billion in June 2013, up 10.3% during the same period in 2012. Operations with individuals totaled R$123.562 billion (up 10.1% from June 2012), while operations with companies totaled R$278.955 billion (up 10.4% from June 2012).

6.   Assets under Management stood at R$1.234 trillion, a 9.1% increase from June 2012.

7.   Shareholders’ Equity stood at R$66.028 billion in June 2013, up 3.3% from June 2012. Capital Adequacy Ratio stood at 15.4% in June 2013, 11.6% of which fell under Tier I Capital.

8.     Interest on Shareholders’ Equity were paid and recorded in provision to shareholders in the amount of R$2.066 billion for the first half of 2013, R$1.305 billion of which was paid as monthly and interim interest and R$761 million was recorded in provision.

9.    Interest Financial Margin stood at R$21.078 billion, up 1.6% in comparison with the first half of 2012.

10.The Delinquency Ratio over 90 days dropped 0.5 p.p. in the last 12 months and stood at 3.7% on June 30, 2013 (4.2% on June 30, 2012).

11.The Efficiency Ratio(5) improved by 0.6 p.p. (from 42.4% in June 2012 to 41.8% in June 2013), and the “adjusted-to-risk” efficiency ratio stood at 52.6% (53.1% in June 2012).

12.Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$24.191 billion in the first half of 2013, up 15.3% over 2012. Technical Reserves stood at R$131.819 billion, up 17.9% from June 2012.

13.Investments in infrastructure, information technology and telecommunications amounted to R$2.296 billion in the first half of 2013, up 15.6% over the same period in 2012.

14.Taxes and contributions, including social security, paid or recorded in provision, amounted to R$12.991 billion in the first half, of which R$4.894 billion referred to taxes withheld and collected from third parties and R$8.097 billion from Bradesco Organization activities, equivalent  to 136.8% of Adjusted
Net Income (1).

15.Bradesco has an extensive customer service network in Brazil, with 4,692 Branches and 3,795 Service Branches - PAs. Customers can also use 1,454 PAEs – ATMs (Automatic Teller Machines) in companies, 44,819 Bradesco Expresso  service points, 34,322 Bradesco Dia & Noite ATMs and 13,650 ATMs.

(1) According to non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments, and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

   4   Report on Economic and Financial Analysis – June 2013

               Press Release

Highlights

16.Payroll, plus charges and benefits, totaled R$5.316 billion. Social benefits provided to the 101,951 employees of the Bradesco Organization and their dependents amounted to R$1.311 billion, while investments in training and development programs totaled R$39.062 million.

17. Major Awards and Acknowledgments in the period:

•      Bradesco stands out as the best ranked Brazilian private financial institution, according to the American magazine Fortune, which publishes a list of the world’s 500 largest companies;

•      It was recognized the Best Bank in Brazil, in the 2013 Euromoney Awards for Excellence, conducted by the British magazine Euromoney;

•      Bradesco is the most valuable brand in Latin America, according to Millward Brown consulting firm;

•      Bradesco was granted the 2012 Publicly-Held Company award, promoted by Apimec. It recognizes companies that have invested in long-term relationship and open dialog with investors;

•      It stood out in the Melhores e Maiores yearbook in the 2013 edition: ranked first among the 200 Largest Groups in terms of Net Revenue in 2012 and the 10 Largest Banks in terms of Net Income in 2012, in addition to ranking first among financial institutions in terms of loans to medium-sized companies and credit card issues. In the Insurance segment, Grupo Bradesco Seguros e Previdência was ranked in three positions among the ten largest insurance companies in the country with Bradesco Saúde, to which was granted the first place, Bradesco Vida e Previdência and Bradesco Auto/RE, according to the Exame  magazine);

•      It is among the 100 largest world companies in market capitalization, according to the consulting firm PricewaterhouseCoopers;

•      One of the best companies to start the career, according to Guia Você S/A, in partnership with the Administration Institute Foundation – FIA and Cia. de Talentos); and

•      BRAM – Bradesco Asset Management was considered one of the best fund managers of Brazil and also the best equities manager in the country, according to ValorInveste  magazine / Valor Econômico newspaper.

18. With regards to sustainability, Bradesco divides its actions into three pillars:
(i) Sustainable Finances, focused on banking inclusion, social and environmental variables for loan approvals and product offerings;
(ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and
(iii) Social and Environmental Investments, focused on education, the environment, culture and sports. In this area, we point out Fundação Bradesco, which has a 56-year history of extensive social and educational work, with 40 schools in Brazil. In 2013, an estimated budget of R$460.961 million will benefit 106,843 students in its schools, in Basic Education (from Kindergarten to High School and Vocational Training - High School Level), Education for Youth and Adults; and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income. The nearly 47 thousand students in Basic Education are guaranteed free, quality education, uniforms, school supplies, meals and medical and dental assistance. Fundação Bradesco will also assist another 350,000 students through its distance learning programs, found at its e-learning portal “Virtual School.” These students will complete at least one of the many courses offered by the Virtual School. Furthermore, another 68,323 people will benefit from projects and actions in partnerships with CIDs - Digital Inclusion Centers, the Educa+Ação Program and Technology courses (Educar e Aprender – Educate and Learn).

Bradesco      5

Press Release

Main Information

	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	Variation %
									2Q13 x 1Q13	2Q13 x 2Q12
Income Statement for the Period - R$ million
Book Net Income	2,949	2,919	2,893	2,862	2,833	2,793	2,726	2,815	1.0	4.1
Adjusted Net Income	2,978	2,943	2,918	2,893	2,867	2,845	2,771	2,864	1.2	3.9
Total Financial Margin	10,587	10,706	11,109	10,955	11,034	10,695	10,258	10,230	(1.1)	(4.1)
Gross Loan Financial Margin	7,634	7,414	7,527	7,460	7,362	7,181	7,162	6,928	3.0	3.7
Net Loan Financial Margin	4,540	4,305	4,317	4,157	3,955	4,087	4,501	4,149	5.5	14.8
Allowance for Loan Losses (ALL) Expenses	(3,094)	(3,109)	(3,210)	(3,303)	(3,407)	(3,094)	(2,661)	(2,779)	(0.5)	(9.2)
Fee and Commission Income	4,983	4,599	4,675	4,438	4,281	4,118	4,086	3,876	8.3	16.4
Administrative and Personnel Expenses	(6,769)	(6,514)	(6,897)	(6,684)	(6,488)	(6,279)	(6,822)	(6,285)	3.9	4.3
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	13,238	10,953	13,216	10,104	11,570	9,418	11,138	9,025	20.9	14.4
Statement of Financial Position - R$ million
Total Assets	896,697	894,467	879,092	856,288	830,520	789,550	761,533	722,289	0.2	8.0
Securities	309,027	300,600	315,487	319,537	322,507	294,959	265,723	244,622	2.8	(4.2)
Loan Operations (1)	402,517	391,682	385,529	371,674	364,963	350,831	345,724	332,335	2.8	10.3
- Individuals	123,562	119,231	117,540	114,536	112,235	109,651	108,671	105,389	3.6	10.1
- Corporate	278,955	272,451	267,989	257,138	252,728	241,181	237,053	226,946	2.4	10.4
Allowance for Loan Losses (ALL)	(21,455)	(21,359)	(21,299)	(20,915)	(20,682)	(20,117)	(19,540)	(19,091)	0.4	3.7
Total Deposits	208,485	205,870	211,858	212,869	217,070	213,877	217,424	224,664	1.3	(4.0)
Technical Reserves	131,819	127,367	124,217	117,807	111,789	106,953	103,653	97,099	3.5	17.9
Shareholders' Equity	66,028	69,442	70,047	66,047	63,920	58,060	55,582	53,742	(4.9)	3.3
Assets under Management	1,233,546	1,243,170	1,225,228	1,172,008	1,130,504	1,087,270	1,019,790	973,194	(0.8)	9.1
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (2) (3)	2.79	2.77	2.74	2.71	2.70	2.69	2.67	2.65	0.7	3.3
Book Value per Common and Preferred Share - R$ (3)	15.72	16.54	16.68	15.73	15.22	13.83	13.23	12.80	(4.9)	3.3
Annualized Return on Average Shareholders' Equity (4) (5)	18.8	19.5	19.2	19.9	20.6	21.4	21.3	22.4	(0.7) p.p.	(1.8) p.p.
Annualized Return on Average Assets (5)	1.3	1.3	1.4	1.4	1.4	1.5	1.6	1.7	-	(0.1) p.p.
Average Rate - Annualized (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.2	7.3	7.6	7.6	7.9	7.9	7.8	8.0	(0.1) p.p.	(0.7) p.p.
Fixed Assets Ratio - Total Consolidated	17.3	16.5	16.9	19.0	18.2	19.9	21.0	16.7	0.8 p.p.	(0.9) p.p.
Combined Ratio - Insurance (6)	85.5	86.0	86.6	86.5	85.0	85.6	83.6	86.2	(0.5) p.p.	0.5 p.p.
Efficiency Ratio (ER) (2)	41.8	41.5	41.5	42.1	42.4	42.7	43.0	42.7	0.3 p.p.	(0.6) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (2)	69.6	67.7	66.5	64.4	63.2	62.9	62.2	62.7	1.9 p.p.	6.4 p.p.
Market Capitalization - R$ million (7)	124,716	145,584	131,908	113,102	104,869	113,021	106,971	96,682	(14.3)	18.9
Loan Portfolio Quality % (8)
ALL / Loan Portfolio	7.0	7.2	7.3	7.4	7.4	7.5	7.3	7.3	(0.2) p.p.	(0.4) p.p.
Non-Performing Loans (>60 days (9) / Loan Portfolio)	4.6	4.9	5.0	5.1	5.1	5.1	4.8	4.6	(0.3) p.p.	(0.5) p.p.
Delinquency Ratio (> 90 days (9) / Loan Portfolio)	3.7	4.0	4.1	4.1	4.2	4.1	3.9	3.8	(0.3) p.p.	(0.5) p.p.
Coverage Ratio (> 90 days (9))	188.6	179.4	178.2	179.0	177.4	181.7	184.4	194.0	9.2 p.p.	11.2 p.p.
Coverage Ratio (> 60 days (9))	153.5	146.0	147.3	144.8	144.0	146.6	151.8	159.6	7.5 p.p.	9.5 p.p.
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	15.4	15.6	16.1	16.0	17.0	15.0	15.1	14.7	(0.2) p.p.	(1.6) p.p.
- Tier I	11.6	11.0	11.0	11.3	11.8	12.0	12.4	12.2	0.6 p.p.	(0.2) p.p.
- Tier II	3.8	4.6	5.1	4.7	5.2	3.0	2.7	2.5	(0.8) p.p.	(1.4) p.p.

Bradesco      6

               Press Release

Main Information

	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11	Variation %
									Jun13 x Mar13	Jun13 x Jun12
Structural Information - Units
Service Points	70,829	69,528	68,917	67,225	65,370	62,759	59,721	55,832	1.9	8.4
- Branches	4,692	4,687	4,686	4,665	4,650	4,636	4,634	3,945	0.1	0.9
- PAs (10)	3,795	3,786	3,781	3,774	3,243	2,986	2,962	2,990	0.2	17.0
- PAEs (10)	1,454	1,457	1,456	1,456	1,476	1,497	1,477	1,589	(0.2)	(1.5)
- External Bradesco ATMs (11)	3,498	3,712	3,809	3,954	3,992	3,974	3,913	3,953	(5.8)	(12.4)
- Banco24Horas Network ATMs (11)	11,154	10,966	10,818	10,464	10,459	10,583	10,753	10,815	1.7	6.6
- Bradesco Expresso (Correspondent Banks)	44,819	43,598	43,053	41,713	40,476	38,065	34,839	31,372	2.8	10.7
- Bradesco Promotora de Vendas	1,404	1,309	1,301	1,186	1,061	1,005	1,131	1,157	7.3	32.3
- Branches / Subsidiaries Abroad	13	13	13	13	13	13	12	11	-	-
ATMs	47,972	48,025	47,834	47,542	47,484	47,330	46,971	45,596	(0.1)	1.0
- Bradesco Network	34,322	34,719	34,859	35,128	35,226	35,007	34,516	33,217	(1.1)	(2.6)
- Banco24Horas Network	13,650	13,306	12,975	12,414	12,258	12,323	12,455	12,379	2.6	11.4
Employees	101,951	102,793	103,385	104,100	104,531	105,102	104,684	101,334	(0.8)	(2.5)
Outsourced Employees and Interns	12,647	13,070	12,939	13,013	12,661	12,659	11,699	10,731	(3.2)	(0.1)
Customers - in millions
Active Checking Account Holders (12) (13)	26.2	25.8	25.7	25.6	25.6	25.4	25.1	24.7	1.6	2.3
Savings Accounts (14)	47.7	46.6	48.6	48.3	45.2	41.3	43.4	40.6	2.4	5.5
Insurance Group	44.2	42.9	43.1	42.4	41.9	40.8	40.3	39.4	3.0	5.5
- Policyholders	38.4	37.1	37.3	36.7	36.3	35.4	35.0	34.3	3.5	5.8
- Pension Plan Participants	2.4	2.3	2.3	2.3	2.2	2.2	2.2	2.1	4.3	9.1
- Capitalization Bond Customers	3.4	3.5	3.5	3.4	3.4	3.2	3.1	3.0	(2.9)	-
Bradesco Financiamentos (12)	3.5	3.6	3.7	3.7	3.8	3.8	3.8	4.0	(2.8)	(7.9)

(1)     Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)     In the last 12 months;

(3)     For comparison purposes, the shares were adjusted according to bonuses and stock splits;

(4)     Excluding mark-to-market effect of available-for-sale securities recorded under shareholders’ equity;

(5)     Year-to-date adjusted net income;

(6)     Excludes additional reserves;

(7)     Number of shares (excluding treasury shares) multiplied by the closing price of common and preferred shares on the period’s last trading day;

(8)     As defined by the Brazilian Central Bank (Bacen);

(9)     Credits overdue;

(10)   PA (Service Branch): a result from the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution 4072/12; and PAE: ATM located in the premises of a company;

(11)   Including overlapping ATMs within the Bank’s own network and the Banco24Horas network: 1,804 in June 2013; 1,914 in March 2013; 1,964 in December 2012; 2,039 in September 2012; 2,059 in June 2012; 2,050 in March 2012; 2,019 in December 2011 and 2,040 in September 2011;

(12)   Number of customers (Corporate/ Individual Taxpayer ID (CNPJ/CPF);

(13)   Refers to 1st and 2nd holders of checking accounts; and

(14)   Number of accounts.

   7   Report on Economic and Financial Analysis – June 2013

               Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency				Domestic
a -	2	Long Term	Short Term	Long Term		Short Term		Long Term	Short Term
		A -	F1	BBB +		F2		AAA (bra)	F1 + (bra)
*
Moody´s Investors Service								R&I Inc.
Financial Strength / Individual Credit Risk Profile	International Scale					Domestic Scale		International Scale
C - / baa1	Foreign Currency Senior Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	BBB
	Baa1	A3	P - 2	Baa2	P-2	Aaa.br	BR - 1

Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	brAA+	brAAA	brA -1
BBB	A - 2	BBB	A - 2	brAAA	brA - 1

Book Net Income vs. Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

				R$ million
	1H13	1H12	2Q13	1Q13
Book Net Income	5,868	5,626	2,949	2,919

Non-Recurring Events	53	86	29	24
- Civil Provisions	88	143	48	40
- Tax Effects	(35)	(57)	(19)	(16)

Adjusted Net Income	5,921	5,712	2,978	2,943

ROAE % (1)	18.7	20.3	18.9	19.3

ADJUSTED ROAE % (1)	18.8	20.6	19.1	19.5

(1)    Annualized.

   8   Report on Economic and Financial Analysis – June 2013

               Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes	adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

								R$ million
	Adjusted Income Statement
	1H13	1H12	Variation		2Q13	1Q13	Variation
			1H13 x 1H12				2Q13 x 1Q13
			Amount	%			Amount	%
Financial Margin	21,293	21,729	(436)	(2.0)	10,587	10,706	(119)	(1.1)
- Interest	21,078	20,740	338	1.6	10,569	10,509	60	0.6
- Non-interest	215	989	(774)	(78.3)	18	197	(179)	(90.9)
ALL	(6,203)	(6,501)	298	(4.6)	(3,094)	(3,109)	15	(0.5)
Gross Income from Financial Intermediation	15,090	15,228	(138)	(0.9)	7,493	7,597	(104)	(1.4)
Income from Insurance, Pension Plans and Capitalization Bonds (1)	2,183	1,830	353	19.3	1,028	1,155	(127)	(11.0)
Fee and Commission Income	9,582	8,399	1,183	14.1	4,983	4,599	384	8.3
Personnel Expenses	(6,250)	(5,925)	(325)	5.5	(3,191)	(3,059)	(132)	4.3
Other Administrative Expenses	(7,033)	(6,842)	(191)	2.8	(3,578)	(3,455)	(123)	3.6
Tax Expenses	(2,140)	(2,003)	(137)	6.8	(1,017)	(1,123)	106	(9.4)
Equity in the Earnings (Losses) of Unconsolidated Companies	15	59	(44)	(74.6)	12	3	9	300.0
Other Operating Income/ (Expenses)	(2,317)	(2,031)	(286)	14.1	(1,147)	(1,170)	23	(2.0)
Operating Result	9,130	8,715	415	4.8	4,583	4,547	36	0.8
Non-Operating Result	(62)	(40)	(22)	55.0	(24)	(38)	14	(36.8)
Income Tax / Social Contribution	(3,091)	(2,929)	(162)	5.5	(1,553)	(1,538)	(15)	1.0
Non-controlling Interest	(56)	(34)	(22)	64.7	(28)	(28)	-	-
Adjusted Net Income	5,921	5,712	209	3.7	2,978	2,943	35	1.2

(1)  Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves of Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

   9   Report on Economic and Financial Analysis – June 2013

               Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

In the second quarter of 2013, Bradesco posted adjusted net income of R$2,978 million, up 1.2%, or R$35 million over the previous quarter,mainly due to (i) the greater business volume that increased fee and commission income; offset by: (ii) lower financial margin income, impacted by reduced income from non-interest financial margin; and (iii) higher operating expenses.

In the year-over-year comparison, adjusted net income increased by 3.7%, or R$209 million, in the first half of 2013, for Return on Adjusted Average Shareholders’ Equity (ROAE) of 18.8%.

Shareholders’ Equity stood at R$66,028 million in June 2013, up 3.3% over the same period of 2012. The Capital Adequacy Ratio stood at 15.4%, 11.6% of which fell under Tier I Reference Shareholders’ Equity.

Total Assets came to R$896,697 million in June 2013, up 8.0% over June 2012, driven by the increase in operations and the expansion of business volume. Return on Average Assets (ROAA) came to 1.3%.

   10   Report on Economic and Financial Analysis – June 2013

Press Release

Summarized Analysis of Adjusted Income
Efficiency Ratio (ER)

The “adjusted to risk” ER over the last 12 months, which reflects the impact of risk associated with the loan operations(2) which reached 52.6% in the second quarter of 2013, remaining stable from the previous quarter, mainly due to the decrease in expenses with allowance for loan losses in the monthly comparison.

ER over the last 12 months(1) and quarterly ER increased by 0.3 p.p. and 1.2 p.p. in the second quarter of 2013 from the previous quarter, reaching 41.8% and 42.1%, respectively. This variation was mainly due to the reduction in non-interest financial margin, due to lower gains from the market arbitrage in the quarter.

(1) ER = (Personnel Expenses - Employee Profit Sharing + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income - Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), our ER in the second quarter of 2013 would be 44.6%; and

(2) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income
Financial Margin

The R$119 million decrease between the second and the first quarters of 2013 was mainly due to the lower result from the: (i) non-interest margin, in the amount of R$179 million, due to lower gains from the market arbitrage; and offset: (ii) by the increase in the interest margin, in the amount of R$60 million, as a result of higher gains from Loan and Funding margins.

In the first half of 2013, financial margin came to R$21,293 million, a R$436 million decrease from the same period in 2012, due to: (i) the lower result from the non-interest margin, in the amount of R$774 million, due to lower gains from the market arbitrage, and offset by: (ii) the R$338 million increase in income from interest-earning operations due to an increase in business volume, mainly from Loan and Insurance.

   12   Report on Economic and Financial Analysis – June 2013

Press Release

Summarized Analysis of Adjusted Income
Interest Financial Margin – Annualized Average Rates

						R$ million
	1H13			1H12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	15,048	303,767	10.2%	14,543	277,005	10.9%
Funding	2,061	328,690	1.3%	2,209	334,070	1.3%
Insurance	1,828	128,330	2.9%	1,577	107,966	2.9%
Securities/Other	2,141	304,853	1.4%	2,411	283,699	1.7%
0
Financial Margin	21,078	-	7.2%	20,740	-	7.6%
0
	2Q13			1Q13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,634	309,040	10.3%	7,414	298,495	10.3%
Funding	1,112	330,956	1.4%	949	326,424	1.2%
Insurance	895	130,868	2.8%	933	125,791	3.0%
Securities/Other	928	305,841	1.2%	1,213	303,865	1.6%
0
Financial Margin	10,569	-	7.2%	10,509	-	7.2%

The annualized interest financial margin rate stood at 7.2% in the second quarter of 2013, remaining stable over the previous quarter.

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Summarized Analysis of Adjusted Income
Expanded Loan Portfolio(1)

In June 2013, Bradesco’s expanded loan portfolio totaled R$402.5 billion, which was up 2.8% in the quarter, due to: (i) a 3.6% growth in Individuals; (ii) a 3.5% growth in Small and Medium-sized Entities (SMEs); and (iii) a 1.5% growth in Corporations.

In the last 12 months, the expanded loan portfolio increased 10.3%, driven by: (i) the 11.2% growth in SMEs; (ii) the 10.1% growth in Individuals; and (iii) the 9.7% growth in Corporations.

To the Corporate segment, the products that posted the strongest growth in the last 12 months were: (i) export financing; and (ii) real estate financing – corporate plan. To the Individuals segment, the main highlights were: (i) real estate financing; and (ii) payroll-deductible loans.

(1)   Includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses

For the fourth consecutive quarter, ALL expenses reduced to R$3,094 million in the second quarter of 2013, down 0.5% from the previous quarter, even considering the 2.6% growth in the loan portfolio – as defined by Bacen in the quarter. This result was due to the reduction in delinquency level, despite the typical higher delinquency in the first months of the year.

In the year-over-year comparison, this expense reduced by 4.6%, even considering the 9.5% increase in loan operations – as defined by Bacen, resulting from the reduced delinquency level in the last 12 months.

   14   Report on Economic and Financial Analysis – June 2013

Press Release

Summarized Analysis of Adjusted Income
Delinquency Ratio > 90 days(1)

Delinquency ratio, which is based on transactions due over 90 days, had a decrease in all segments, for a 3.7% ratio, down 0.3 p.p. in the quarter and 0.5 p.p. in the last twelve months, confirming a downward trend.

(1) As defined by Bacen.

Coverage Ratios(1)

The following graph presents the changes in coverage ratio of the Allowance for Loan Losses for loans overdue for more than 60 and 90 days. In June 2013, these ratios stood at 153.5% and 188.6%, respectively, pointing to a comfortable level of provisioning.

The ALL, totaling R$21.5 billion in June 2013, was made up of: (i) R$17.5 billion required by Bacen; and (ii) R$4.0 billion in excess provisions.

(1) As defined by Bacen

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Summarized Analysis of Adjusted Income
Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the second quarter of 2013 stood at R$931 million (R$930 million in the first quarter of 2013) for annualized Return on Adjusted Shareholders’ Equity of 26.2%.	In the first half of 2013, Net Income came to R$1.861 billion, up 4.2% from Net Income posted in the previous year (R$1.786 billion), a 25.4% return on Adjusted Shareholders’ Equity.

(1)    Excluding additional provisions.

							R$ million (unless otherwise stated)
	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	Variation %
									2Q13 x 1Q13	2Q13 x 2Q12
Net Income	931	930	964	837	881	905	860	780	0.1	5.7
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	13,238	10,953	13,216	10,104	11,570	9,418	11,138	9,025	20.9	14.4
Technical Reserves	131,819	127,367	124,217	117,807	111,789	106,953	103,653	97,099	3.5	17.9
Financial Assets	141,984	141,535	141,540	133,738	128,526	122,147	116,774	110,502	0.3	10.5
Claims Ratio	71.1	69.6	70.5	70.4	71.3	71.9	68.6	71.5	1.5 p.p.	(0.2) p.p.
Combined Ratio	85.5	86.0	86.6	86.5	85.0	85.6	83.6	86.2	(0.5) p.p.	0.5 p.p.
Policyholders / Participants and Customers (in thousands)	44,215	42,941	43,065	42,363	41,898	40,785	40,304	39,434	3.0	5.5
Employees	7,493	7,510	7,554	7,545	7,478	7,574	7,608	7,571	(0.2)	0.2
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (1)	24.1	22.4	24.8	24.3	24.8	23.4	25.6	24.9	1.7 p.p.	(0.7) p.p.

(1) The second quarter of 2013 includes the latest data released by Susep (May 2013).

Note: For comparison purposes, it excludes the effects of non-recurring events.

   16   Report on Economic and Financial Analysis – June 2013

Press Release

Summarized Analysis of Adjusted Income

In the second quarter of 2013, revenue grew by 20.9% over the previous quarter, boosted by Life and Pension Plan, Capitalization Bond and Auto/RE products, which increased 32.2%, 14.5% and 12.9%, respectively.

Net income for the second quarter of 2013 was in line with the previous quarter, mainly due to: (i) the 20.9% growth in revenue, as mentioned above; (ii) the increase in equity income; and (iii) the improvement in the administrative efficiency ratio; partially offset by: (iv) the 1.5 p.p. increase in claims ratio; and (v) the reduction in financial income.

In the first half of 2013, production was up 15.3% from the same period in 2012, led by Health, Capitalization and Life and Pension Plan products, which increased 23.3%, 21.8% and 12.7%, respectively.

Net income for the first half of 2013 increased by 4.2% over that of the previous year, due to:
(i) a 15.3% increase in revenue; (ii) a 1.2 p.p. decrease in claims ratio; (iii) the improved financial income; and (iv) the increase in the administrative efficiency ratio, already considering the sector’s collective bargaining agreement in January 2013.

Grupo Bradesco Seguros complies with the regulatory requirements, also complying with global standards (Solvency II), with a leverage of 3.0 times its Shareholders’ Equity in the period.

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Summarized Analysis of Adjusted Income
Fee and Commission Income

In the second quarter of 2013, fee and commission income came to R$4,983 million, up R$384 million, or 8.3% over the previous quarter, mainly due to the increase in business volume, highlighting the excellent performance of underwriting / financial advisory revenues in the quarter. Other sources of income that contributed to this result were: (i) card income; (ii) income from loan operations; (iii) checking account income; and (iv) fund management income.

In the year-over-year comparison, the increase of R$1,183 million, or 14.1%, in the first half of 2013 was mainly due to: (i) the performance of the credit card segment, driven by the growth in revenue and transactions; (ii) higher income from checking accounts, which was a result of a better business volume and an increase in the checking account holder base, which posted net growth of 694 thousand active accounts in the period; (iii) higher gains from capital market operations (underwriting / financial advisory); (iv) greater income from collections; (v) greater income from fund management, whose volume of assets and portfolios under management increased by 11.4% in the period; and (vi) higher income from loan operations, due to greater volume of contracted operations and sureties and guarantees in the period.

   18   Report on Economic and Financial Analysis – June 2013

Press Release

Summarized Analysis of Adjusted Income
Personnel Expenses

In the second quarter of 2013, the R$132 million increase from the previous quarter is a result of variations in:

•       structural expenses – R$73 million increase, mainly due to the lower concentration of vacations in the second quarter of 2013; and

•       non-structural expenses – R$59 million increase, mainly due to greater expenses with provision for labor claims.

In the year-over-year comparison, the R$325 million increase in the first half of 2013 was mainly due to:

•       the R$268 million, or 5.6% increase, in structural expenses, resulting from greater expenses with salaries, social charges and benefits, due to raise in salary levels, as per collective bargaining agreement (a 7.5% adjustment); and

• the R$57 million increase in non-structural expenses, mainly due to greater expenses with provision for labor claims.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

          Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

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Summarized Analysis of Adjusted Income
Administrative Expenses

Despite the higher expenses with (i) the opening of 5,459 service points in the period, mainly the opening of 4,343 Bradesco Expresso points, for a total of 70,829 service points on June 30, 2013, and (ii) the increase in business and service volume in the period, the administrative expenses increased only 2.8% between the first half of 2012 and 2013, as a result of the continued efforts to reduce costs, led by our Efficiency Committee. It is worth noting that IPCA and IGP-M inflation indexes reached 6.7% and 6.3%, respectively, in the last 12 months.

In the second quarter of 2013, the 3.6% increase in administrative expenses from the previous quarter was mainly due to the greater business and service volume in the quarter which, consequently, increased expenses with:
(i) outsourced services; (ii) data processing; (iii) depreciation and amortization; (iv) financial system services; and (v) communication.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$1,147 million in the second quarter of 2013, remaining practically stable when compared to the previous quarter.

Year over year, other operating expenses, net of other operating income, increased by R$286 million in the first half of 2013, mainly as a result of greater expenses with: (i) operating provisions, particularly those for civil contingencies; (ii) amortization of intangible assets; and (iii) sundry losses.

   20   Report on Economic and Financial Analysis – June 2013

Press Release

Summarized Analysis of Adjusted Income
Income Tax and Social Contribution

Income tax and social contribution increased 1.0% in comparison with the previous quarter and 5.5% in the year-over-year comparison, mainly due to the increase in taxable result.

It is worth noting the effective rate, which came to 41.4% in the second quarter of 2013, remaining stable over the previous quarters.

Unrealized Gains

Unrealized gains totaled R$12,006 million in the second quarter of 2013, an R$8,320 million decrease from the previous quarter. This was mainly due to the fixed-income securities subject to mark-to-market accounting, most of them related to the Insurance Group. These securities serve as guarantee of technical reserves, which are not subject to mark-to-market accounting.

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Economic Scenario

In the second quarter of 2013, the different global liquidity conditions are a result of the Federal Reserve’s expected decision of beginning a reduction in monetary stimulus in the coming months. However, the U.S. Central Bank has emphasized that it will maintain its accommodative monetary policy for a long time, in order to support the ongoing recovery of the North American economy, which tends to benefit the whole world in the medium run, despite its initial side effects.

With regard to the Chinese economy, a growth below that obtained in the past year is a consensus, although an abrupt slowdown is not expected. Moreover, the purpose of an intended lower rate of expansion, which was a decision of local government authorities and a response to their economic policy, is to reduce existing macroeconomic and sectorial distortions. Thus, the world’s second largest economy tends to have a more sustained and qualitative growth over the coming years.

In turn, the Brazilian economy is more prepared to face the world economy’s current transition phase and the challenges concerning the domestic economic policy management. This view is supported by improved macroeconomic fundamentals and institutional advances in the past years. This process has been accompanied by the increase in social indicators.

The recovery of the Brazilian economy in the past months has been mainly supported by productive investments, which tend to rise thanks to infrastructure concessions program in the second half-year. The great performance of the domestic agribusiness sector led by increased production and higher income should be pointed out. The 2013 GDP growth is expected to be higher than the past year and even better in 2014.

The expectations in the medium run point to a favorable scenario to the Brazilian economy, which has one of the most complete and diversified private sectors among the emerging nations. The exploration of the pre-salt discoveries and the hosting of major sporting events constitute a series of opportunities that are only available to a select group of nations tend to improve Brazil’s infrastructure, as well as increase  long-term production and income.

Despite the risks to the scenario and the challenges faced by the Brazilian economy in the pursuit of higher sustainable growth in the near future, Bradesco is maintaining a positive outlook, with favorable prospects in its operational segments. The volume of credit is growing at rates that are both sustainable and risk-compatible, while delinquency has been showing signs of a decline. Thanks to the intense and ongoing upward social mobility of recent years, the scenario for the banking and insurance sectors remains highly favorable.

   22   Report on Economic and Financial Analysis – June 2013

Press Release

Main Economic Indicators

Main Indicators (%)	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	1H13	1H12

Interbank Deposit Certificate (CDI)	1.79	1.61	1.70	1.91	2.09	2.45	2.67	3.01	3.43	4.59
Ibovespa	(15.78)	(7.55)	3.00	8.87	(15.74)	13.67	8.47	(16.15)	(22.14)	(4.23)
USD – Commercial Rate	10.02	(1.45)	0.64	0.46	10.93	(2.86)	1.15	18.79	8.42	7.76
General Price Index - Market (IGP-M)	0.90	0.85	0.68	3.79	2.56	0.62	0.91	0.97	1.75	3.19
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	1.18	1.94	1.99	1.42	1.08	1.22	1.46	1.06	3.15	2.32
Federal Government Long-Term Interest Rate (TJLP)	1.24	1.24	1.36	1.36	1.48	1.48	1.48	1.48	2.49	2.98
Reference Interest Rate (TR)	-	-	-	0.03	0.07	0.19	0.22	0.43	-	0.26
Savings Account (Old Rule) (1)	1.51	1.51	1.51	1.53	1.58	1.70	1.73	1.95	3.04	3.31
Savings Account (New Rule) (1)	1.30	1.25	1.26	1.40	-	-	-	-	2.99	-
Business Days (number)	63	60	62	64	62	63	62	65	123	125
Indicators (Closing Rate)	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11	Jun13	Jun12
USD – Commercial Selling Rate - (R$)	2.2156	2.0138	2.0435	2.0306	2.0213	1.8221	1.8758	1.8544	2.2156	2.0213
Euro - (R$)	2.8827	2.5853	2.6954	2.6109	2.5606	2.4300	2.4342	2.4938	2.8827	2.5606
Country Risk (points)	237	189	142	166	208	177	223	275	237	208
Basic Selic Rate Copom (% p.a.)	8.00	7.25	7.25	7.50	8.50	9.75	11.00	12.00	8.00	8.50
BM&F Fixed Rate (% p.a.)	9.39	7.92	7.14	7.48	7.57	8.96	10.04	10.39	9.39	7.57

(1) Regarding the new savings account remuneration rule, it was defined that: (i) the existing deposits up to May 3, 2012 will continue to remunerate at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., the TR + interest of 6.17% p.a. remuneration will be maintained; and (b) when the Selic rate is equal to or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Projections through 2015

%	2013	2014	2015
USD - Commercial Rate (year-end) - R$	2.25	2.35	2.42
Extended Consumer Price Index (IPCA)	5.75	5.60	5.50
General Price Index - Market (IGP-M)	5.00	5.00	4.80
Selic (year-end)	9.50	9.50	9.50
Gross Domestic Product (GDP)	2.30	2.50	3.00

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Guidance

Bradesco’s Outlook for 2013

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market to date.

Loan Portfolio (1) (2)	11 to 15%
Individuals (2)	11 to 15%
Companies (2)	11 to 15%
Financial Margin (3) (4)	4 to 8%
Fee and Commission Income (5)	12 to 16%
Operating Expenses (6) (7)	2 to 6%
Insurance Premiums	12 to 15%

(1)     Expanded Loan Portfolio;

(2)     From 13%–17% to 11%–15%.

(3)     Under current criterion, Guidance for Interest Financial Margin;

(4)     From 7%–11% to 4%–8%;

(5)     From 9%–13% to 12%–16%;

(6)     Administrative and Personnel Expenses; and

(7)     From 4%–8% to 2%–6%.

   24   Report on Economic and Financial Analysis – June 2013

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Second Quarter of 2013

											R$ million
	2Q13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	10,005	(353)	37	(42)	(876)	168	-	1,648	10,587	-	10,587
ALL	(3,608)	-	-	-	605	(91)	-	-	(3,094)	-	(3,094)
Gross Income from Financial Intermediation	6,397	(353)	37	(42)	(271)	77	-	1,648	7,493	-	7,493
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,028	-	-	-	-	-	-	-	1,028	-	1,028
Fee and Commission Income	4,886	-	-	-	-	-	97	-	4,983	-	4,983
Personnel Expenses	(3,191)	-	-	-	-	-	-	-	(3,191)	-	(3,191)
Other Administrative Expenses	(3,530)	-	-	-	-	-	(48)	-	(3,578)	-	(3,578)
Tax Expenses	(829)	-	-	-	(9)	-	-	(179)	(1,017)	-	(1,017)
Equity in the Earnings (Losses) of Unconsolidated Companies	12	-	-	-	-	-	-	-	12	-	12
Other Operating Income/Expenses	(1,809)	353	(37)	42	280	24	(49)	-	(1,196)	48	(1,147)
Operating Result	2,966	-	-	-	-	101	-	1,469	4,534	48	4,583
Non-Operating Result	77	-	-	-	-	(101)	-	-	(24)	-	(24)
Income Tax / Social Contribution and Non-controlling Interest	(93)	-	-	-	-	-	-	(1,469)	(1,562)	(19)	(1,581)
Net Income	2,949	-	-	-	-	-	-	-	2,949	29	2,978

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses,” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses”/”Financial Margin;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)      Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)      For more information see page 8 of this chapter; and

(9)      Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

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Book Income vs. Managerial Income vs. Adjusted Income Statement

First Quarter of 2013

											R$ million
	1Q13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	11,928	(299)	16	(41)	(644)	-	-	(254)	10,706	-	10,706
ALL	(3,475)	-	-	-	410	(44)	-	-	(3,109)	-	(3,109)
Gross Income from Financial Intermediation	8,453	(299)	16	(41)	(234)	(44)	-	(254)	7,597	-	7,597
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,155	-	-	-	-	-	-	-	1,155	-	1,155
Fee and Commission Income	4,508	-	-	-	-	-	91	-	4,599	-	4,599
Personnel Expenses	(3,059)	-	-	-	-	-	-	-	(3,059)	-	(3,059)
Other Administrative Expenses	(3,368)	-	-	-	-	-	(87)	-	(3,455)	-	(3,455)
Tax Expenses	(1,140)	-	-	-	(11)	-	-	28	(1,123)	-	(1,123)
Equity in the Earnings (Losses) of Unconsolidated Companies	3	-	-	-	-	-	-	-	3	-	3
Other Operating Income/Expenses	(1,799)	299	(16)	41	245	24	(4)	-	(1,210)	40	(1,170)
Operating Result	4,753	-	-	-	-	(20)	-	(226)	4,507	40	4,547
Non-Operating Result	(58)	-	-	-	-	20	-	-	(38)	-	(38)
Income Tax / Social Contribution and Non-controlling Interest	(1,776)	-	-	-	-	-	-	226	(1,550)	(16)	(1,566)
Net Income	2,919	-	-	-	-	-	-	-	2,919	24	2,943

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses,” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)      Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)      For more information see page 8 of this chapter; and

(9)      Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

   26   Report on Economic and Financial Analysis – June 2013

Book Income vs. Managerial Income vs. Adjusted Income Statement

First Half of 2013

											R$ million
	1H13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	21,933	(652)	53	(83)	(1,520)	168	-	1,394	21,293	-	21,293
ALL	(7,083)	-	-	-	1,015	(135)	-	-	(6,203)	-	(6,203)
Gross Income from Financial Intermediation	14,850	(652)	53	(83)	(505)	33	-	1,394	15,090	-	15,090
Income from Insurance, Pension Plans and Capitalization Bonds (9)	2,183	-	-	-	-	-	-	-	2,183	-	2,183
Fee and Commission Income	9,395	-	-	-	-	-	188	-	9,582	-	9,582
Personnel Expenses	(6,250)	-	-	-	-	-	-	-	(6,250)	-	(6,250)
Other Administrative Expenses	(6,898)	-	-	-	-	-	(135)	-	(7,033)	-	(7,033)
Tax Expenses	(1,968)	-	-	-	(20)	-	-	(151)	(2,139)	-	(2,140)
Equity in the Earnings (Losses) of Unconsolidated Companies	15	-	-	-	-	-	-	-	15	-	15
Other Operating Income/Expenses	(3,606)	652	(53)	83	525	48	(53)	-	(2,404)	88	(2,317)
Operating Result	7,720	-	-	-	-	81	-	1,243	9,044	88	9,130
Non-Operating Result	18	-	-	-	-	(81)	-	-	(63)	-	(62)
Income Tax / Social Contribution and Non-controlling Interest	(1,870)	-	-	-	-	-	-	(1,243)	(3,113)	(35)	(3,147)
Net Income	5,868	-	-	-	-	-	-	-	5,868	53	5,921

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses;” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses” / “Financial Margin;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)      Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)      For more information see page 8 of this chapter; and

(9)      Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco      27

Book Income vs. Managerial Income vs. Adjusted Income Statement

First Half of 2012

											R$ million
	1H12
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	22,077	(457)	96	(48)	(1,133)	29	-	1,165	21,729	-	21,729
ALL	(6,948)	-	-	-	607	(159)	-	-	(6,501)	-	(6,501)
Gross Income from Financial Intermediation	15,129	(457)	96	(48)	(526)	(130)	-	1,165	15,228	-	15,228
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,830	-	-	-	-	-	-	-	1,830	-	1,830
Fee and Commission Income	8,169	-	-	-	-	-	229	-	8,399	-	8,399
Personnel Expenses	(5,925)	-	-	-	-	-	-	-	(5,925)	-	(5,925)
Other Administrative Expenses	(6,612)	-	-	-	-	-	(229)	-	(6,842)	-	(6,842)
Tax Expenses	(1,935)	-	-	-	60	-	-	(127)	(2,003)	-	(2,003)
Equity in the Earnings (Losses) of Unconsolidated Companies	59	-	-	-	-	-	-	-	59	-	59
Other Operating Income/Expenses	(3,108)	457	(96)	48	466	58	-	-	(2,175)	143	(2,031)
Operating Result	7,607	-	-	-	-	(72)	-	1,038	8,573	143	8,715
Non-Operating Result	(112)	-	-	-	-	72	-	-	(40)	-	(40)
Income Tax / Social Contribution and Non-controlling Interest	(1,869)	-	-	-	-	-	-	(1,038)	(2,907)	(57)	(2,963)
Net Income	5,626	-	-	-	-	-	-	-	5,626	86	5,712

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses;” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses” / “Financial Margin;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)      Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)      For more information see page 8 of this chapter; and

(9)      Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

   28   Report on Economic and Financial Analysis – June 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 22, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.